Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1                                    Name and Address of Company

Hydrogenics Corporation (“New Hydrogenics”)
5985 McLaughlin Road
Mississauga, Ontario  L5R 1B8

Item 2                                    Date of Material Change

October 27, 2009

Item 3                                    Press Release

A press release was issued by New Hydrogenics and disseminated via Marketwire on October 27, 2009.

Item 4                                    Summary of Material Change

The non-dilutive financing transaction (the “Transaction”) with Algonquin Power Income Fund (“Algonquin Power”), resulting in a non-dilutive financing with gross cash proceeds of approximately C$10.8 million, closed on October 27, 2009.

Item 5                                    Full Description of Material Change

On June 11, 2009, New Hydrogenics entered into a support agreement (the “Support Agreement”) with the trustees of Algonquin Power and Hydrogenics Corporation (now Algonquin Power & Utilities Corp.) (“Old Hydrogenics”) to implement the Transaction.

The Transaction involved: (i) a plan of arrangement (the “Plan of Arrangement”) between New Hydrogenics, Old Hydrogenics and Old Hydrogenics’ wholly-owned subsidiaries, Stuart Energy Systems Corporation (“Stuart Energy”) and Hydrogenics Test Systems Inc. (“Test Systems”); and (ii) take-over bids pursuant to which Old Hydrogenics made offers to acquire all of the issued and outstanding units and convertible debentures of Algonquin Power (the “Offers”).

Pursuant to the Plan of Arrangement, Old Hydrogenics, Stuart Energy and Test Systems transferred substantially all of their respective assets and liabilities to New Hydrogenics and the existing class of common shares of Old Hydrogenics were redeemed for common shares of New Hydrogenics. New Hydrogenics has substantially all of the same assets, liabilities, directors, management and employees as Old Hydrogenics had previous to the Transaction, except for certain tax attributes that remain behind, and Old Hydrogenics shareholders have become shareholders of New Hydrogenics. Pursuant to the Offers, unitholders of Algonquin Power have exchanged their Units for a new class of common shares of Old Hydrogenics (“New Common Shares”), and debentureholders of Algonquin Power have exchanged their convertible debentures for convertible debentures of Old Hydrogenics or New Common Shares, which has resulted in, among other things, unitholders of Algonquin Power becoming shareholders of Old Hydrogenics and Algonquin Power becoming a subsidiary entity of Old Hydrogenics.  Old Hydrogenics has been renamed “Algonquin Power & Utilities Corp.” and New Hydrogenics continues the Hydrogenics business as “Hydrogenics Corporation”.

Subject to the final approval of the Toronto Stock Exchange (the “TSX”) and NASDAQ Global Market (“NASDAQ”), respectively, the common shares of New Hydrogenics will trade on the TSX under the symbol “HYG” and on NASDAQ under the symbol “HYGS”.  The existing certificates for Old Hydrogenics common shares represent common shares of New Hydrogenics.

Reference is made to the Support Agreement (a copy of which is located on the New Hydrogenics SEDAR profile), the management proxy circular of Old Hydrogenics dated June 25, 2009 (a copy of which is located on the Old Hydrogenics SEDAR profile) and the take-over bid circulars of Old Hydrogenics for the units and convertible debentures of Algonquin Power both dated September 21, 2009 (copies of which are located on the Algonquin Power SEDAR profile) for a complete description of the terms and conditions of the Transaction.

Item 6                                    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                    Omitted Information

Not applicable.

Item 8                                    Executive Officer

For further information, contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario  L5R 1B8

Telephone:          (905) 361-3633
Fax:                     (905) 361-3626

Item 9                                    Date of Report

October 27, 2009